GEOVAX LABS, INC.
1900 Lake Park Drive
Suite 380
Smyrna, Georgia 30080
Telephone: (678) 384-7220
Facsimile: (678) 384-7281
www.geovax.com
February 26, 2010
VIA EDGAR
Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	GeoVax Labs, Inc. — Preliminary Proxy Materials for Special Meeting of Stockholders
Ladies and Gentlemen:
     On behalf of GeoVax Labs, Inc. (the “Company”), accompanying this letter for filing please find (i) the preliminary notice of special meeting, proxy statement and form of proxy (the “preliminary proxy materials”) to be furnished by the Company to its stockholders in connection with a Special Meeting of Stockholders scheduled for April 13, 2010, as required pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (ii) the Schedule 14A cover page required pursuant to Rule 14a-6(m) under the Exchange Act.
     The Company plans to distribute its definitive proxy materials to its stockholders on or about March 11, 2010.

Sincerely, GeoVax Labs, Inc.
By:	/s/Mark W. Reynolds
Mark W. Reynolds
Chief Financial Officer and Corporate Secretary